United States securities and exchange commission logo





                              April 18, 2024

       Zhanchang Xin
       Chief Executive Officer
       Qilian International Holding Group Limited
       No. 152 Hongliang East 1st Street, No. 1703
       Tianfu New District, Chengdu, 610200
       People   s Republic of China

                                                        Re: Qilian
International Holding Group Limited
                                                            Registration
Statement on Form F-3
                                                            Filed April 10,
2024
                                                            File No. 333-278591

       Dear Zhanchang Xin:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3 filed April 10, 2024

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. If true, disclose that these
contracts have not been tested in court. Explain whether the VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory
                                                        authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of the securities you are registering
 Zhanchang Xin
Qilian International Holding Group Limited
April 18, 2024
Page 2
       for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any other questions.



                                                              Sincerely,
FirstName LastNameZhanchang Xin
                                                      Division of Corporation
Finance
Comapany NameQilian International Holding Group Limited
                                                      Office of Life Sciences
April 18, 2024 Page 2
cc:       Joan Wu
FirstName LastName